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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4
                                      TO
                                SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
          TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              WALBRO CORPORATION
                           (Name of Subject Company)

                              WALBRO CORPORATION
                     (Names of Person(s) Filing Statement)

            COMMON STOCK, PAR VALUE $0.50 PER SHARE (INCLUDING THE
                  ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   931154108
                     (Cusip Number of Class of Securities)

                               DANIEL L. HITTLER
                         CHIEF ADMINISTRATIVE OFFICER
                               1227 CENTRE ROAD
                         AUBURN HILLS, MICHIGAN 48326
                                (248) 377-1800
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                WITH A COPY TO:

                            HOWARD S. LANZNAR, ESQ.
                            DAVID J. KAUFMAN, ESQ.
                             KATTEN MUCHIN & ZAVIS
                                525 WEST MONROE
                                  SUITE 1600
                         CHICAGO, ILLINOIS 60661-3693
                                (312) 902-5200

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                                 INTRODUCTION

Walbro Corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, amended on May 18, 1999, May 24, 1999, and May 25, 1999 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by TI Automotive Systems, Inc. ("TI Automotive"), an indirect wholly-owned subsidiary of TI Group, plc ("TI Group"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 4.   SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     The Offer has been extended to expire at 12:00 midnight, New York City time, on June 15, 1999, unless TI Automotive, as required under the Merger Agreement or otherwise in its discretion, elects to extend the period of time for which the Offer is open.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On June 10, 1999, TI Group issued a press release which is attached hereto as Exhibit 24. The information set forth in the press release is incorporated herein by reference.

     On June 11, 1999, TI Group issued a press release which is attached hereto as Exhibit 25. The information set forth in the press release is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     Exhibit 24 Press Release dated June 10, 1999.

     Exhibit 25 Press Release dated June 11, 1999.


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                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                              Walbro Corporation


                              By:    /s/ Frank E. Bauchiero
                                     --------------------------------------
                              Name:  Frank E. Bauchiero
                              Title: Chief Executive Officer and President

Dated: June 11, 1999

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                                 EXHIBIT INDEX

     Except as noted below, the following exhibits have been previously filed in connection with this Schedule 14D-9.

     Exhibit No.                          Description
     -----------                          -----------
          1        Agreement and Plan of Merger dated as of April 27, 1999 among
                   TI Group plc, TI Automotive Systems, Inc. and Walbro
                   Corporation.

          2 First Amendment to the Agreement and Plan of Merger dated as of May 3, 1999 among TI Group plc, TI Automotive Systems,
                   Inc. and Walbro Corporation.

          3        Employment Agreement between Walbro Corporation and Daniel L.
                   Hittler, dated August 16, 1996, incorporated by reference to
                   Exhibit 10.23 to the 10-K filed on March 28, 1997.

          4        Employment Agreement between Walbro Corporation and Michael
                   Shope, dated August 16, 1996, incorporated by reference to
                   Exhibit 10.25 to the 10-K filed on March 28, 1997.

          5        Employment Agreement between Walbro Corporation and R.H.
                   Whitehead III, dated August 16, 1996, incorporated by reference to Exhibit 10.29 to the 10-K filed on March 28, 1997.

          6        Employment Agreement between Walbro Corporation and Robert H.
                   Walpole, incorporated by reference to Exhibit 10.27 to the 10-K filed on March 28, 1997.

          7        Amended and Restated Employment Agreement between Walbro
                   Corporation and Frank E. Bauchiero, effective April 17, 1998, incorporated by reference to Exhibit 10.22 to the 10-K filed on March 31, 1999.

          8        Termination and Change of Control Agreement between Walbro
                   Corporation and Daniel L. Hittler, dated August 16, 1996, incorporated by reference to Exhibit 10.24 to the 10-K filed on March 28, 1997.

          9        Amended and Restated Termination and Change of Control
                   Agreement between Walbro Corporation and Frank E. Bauchiero, dated April 17, 1998, incorporated by reference to Exhibit
                   10.23 to the 10-K filed on March 31, 1999.

         10        Termination and Change of Control Agreement between Walbro
                   Corporation and Michael Shope, dated August 16, 1996, incorporated by reference to Exhibit 10.26 to the 10-K filed on March 28, 1997.

         11        Termination and Change of Control Agreement between Walbro
                   Corporation and R.H. Whitehead, III, dated August 16, 1996, incorporated by reference to Exhibit 10.30 to the 10-K filed on March 28, 1997.

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
         12        Termination and Change of Control Agreement between Walbro
                   Corporation and Robert H. Walpole, dated August 16, 1996, incorporated by reference to Exhibit 10.28 to the 10-K filed on March 28, 1997.

         13        First Amendment to the Amended and Restated Termination and
                   Change of Control Agreement for Frank E. Bauchiero.

         14        Model Amendment to the Termination and Change of Control
                   Agreement (Level I), covering Messrs. Leopold, Shope,
                   Hittler, Whitehead, Walpole and DeJong.

         15        Model Amendment to the Termination and Change of Control
                   Agreement (Level II) covering Messrs. Todd and Masterman.

         16        Amended and Restated Walbro Corporation Equity Based Long-
                   Term Incentive Plan, effective as of June 20, 1994, incorporated by reference to Exhibit 10.2 to the 10-K filed on March 31, 1999.

         17 Walbro Corporation Broad Based Long-Term Incentive Plan filed as Exhibit 10.33 to the Company's Registration Statement on
                   Form S-4, File No. 333-45693.

         18        Press Release of Walbro Corporation, issued April 28, 1999.

         19        Amendment No. 1 to Rights Agreement, dated as of April 27,
                   1999, between Walbro Corporation and Harris Trust and Savings
                   Bank.

         20        Amendment to the Amended and Restated Walbro Corporation
                   Equity Based Long-Term Incentive Plan, incorporated by reference to the Company's Proxy Statement, filed on March
                   23, 1999.

         21        Press Release dated May 14, 1999.

         22        Press Release dated May 18, 1999.

         23        Press Release dated May 24, 1999.

         24        Press Release dated June 10, 1999.*

         25        Press Release dated June 11, 1999.*

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     *Filed herewith

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